
krapowkitchen.com
krapow
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@krapowkitchen
Check our menu
krapowkitchen.com
a Thai surprise inside
Culver City, CA
Ruby Ribeye Krapow
Green Curry Dip (GF)
Khao Soi Dip (GF)
KRAPOW BOWLS
RUBY RIBEYE 18
CRISPY CHICKEN 15
DRINKS
OATLY THAITEA V 4
EVIAN 4

K R P W

DNN N.A. LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $50,000

Offering End Date: November 13, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: DNN N.A. LLC

Founded: March 1, 2023

Address: 5660 Selmaraine Drive
Culver City, CA 90230

Industry: Limited-Service Restaurants

Employees: 1

Website: https://krapowkitchen.com

Use of Funds Allocation:

If the maximum raise is met:

$30,000 (60.00%) of the proceeds will go towards working capital and equipment
$17,750 (25.50%) of the proceeds will go towards debt refinancing
$2,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 997 Followers

SMBX



Business Metrics:

	FY22	YTD 8/31/2023
Total Assets	$12,004	$51,906
Cash & Cash Equivalents	$12,004	$3,522
Accounts Receivable	$0	$11,925
Short-term Debt	$33,470	$52,265
Long-term Debt	$0	$0
Revenue	$150,275	$195,948
Cost of Goods Sold	$51,544	$54,839
Taxes	$0	$0
Net Income	-$59,013	-$11,346

Recognition:

DNN N.A. LLC (DBA Krapow) has been serving dishes that authentically capture the bold flavors subsuming classic Thai dishes, while also putting their own contemporized twist on these dishes starting with their signature Krapow bowls since they began in 2022. They have been featured in Eater, the Los Angeles Times Food Bowl, The Infatuation, and several other publications.

About:

DNN N.A. LLC (DBA Krapow) is a California-based business. They pack punches of unrelenting flavor to your taste buds through their carefully crafted bold and contemporized Thai dishes. Their food allows your tongue to go on a journey digging through layers of textures, spices, and tastes manifested in the many elements of traditional Thai cooking.

For more information, contact our Customer Support Team at support@thesmbx.com

